DNTW CHARTERED PROFESSIONAL ACCOUNTANTS

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Toronto, ON M2N 5W9
Main 416 924-4900
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www.dntwtoronto.com

October 24, 2023

British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Notice of Change of Auditor of CordovaCann Corp. (the "Corporation")

We acknowledge receipt of a Notice of Change of Auditor of CordovaCann Corp. (the "Notice") dated October 18, 2023, delivered to us by the Corporation, pursuant to National Instrument 51-102 — *Continuous Disclosure Obligations* of the Canadian Securities Administrators.

We have reviewed the Notice and, based on our knowledge at this time, we are in agreement with the statements contained in the Notice as it pertains to our firm.

Yours truly,

DNTW Toronto LLP

Chartered Professional Accountants
Licensed Public Accountants